[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                November 2, 2006

                                                               Trading Statement

Amsterdam, the Netherlands, November 2, 2006 - Ahold today announced consolidated net sales of EUR 10.3 billion for the third quarter of 2006. Compared to the third quarter of 2005, net sales increased by 0.7% and by 3.7% at constant exchange rates. We stated when we announced our Q2 results that the outlook for the second half of the year would be more challenging. The third quarter has been even more challenging in the United States, reflecting increased competitor activity and weaker economic conditions, leading to margin pressure.

SALES PERFORMANCE

STOP & SHOP / GIANT-LANDOVER
     o    Net sales in the arena increased 2.1% to $3.7 billion.
     o Identical sales decreased 1.3% at Stop & Shop (1.8% excluding gasoline net sales) and 0.5% at Giant-Landover.
     o Comparable sales decreased 0.8% at Stop & Shop and 0.2% at Giant-Landover.

GIANT-CARLISLE / TOPS
     o    Net sales in the arena increased 0.3% to $1.4 billion.
     o Identical sales increased 4.8% at Giant-Carlisle (3.0% excluding gasoline net sales), but decreased 6.2% at Tops (7.3% excluding gasoline net sales).
     o Comparable sales increased 7.2% at Giant-Carlisle, but decreased 5.7% at Tops.

ALBERT HEIJN
     o    Net sales in the arena increased 10.3% to EUR 1.6 billion.
     o    Net sales at Albert Heijn increased 10.6% to EUR 1.5 billion.
     o    Identical sales increased 9.2% at Albert Heijn.

CENTRAL EUROPE
     o Net sales decreased 2.5% to EUR 423 million. At constant exchange rates and excluding the impact of a change in the accounting period from three months to 12 weeks, net sales increased 3.6%.
     o    Identical sales for the arena decreased 6.1%.

SCHUITEMA
     o    Net sales increased 1.1% to EUR 716 million.
     o    Identical sales increased 1.1%.

U.S. FOODSERVICE
     o Net sales at U.S. Foodservice increased 5.0% to $4.5 billion. Quarterly sales comparisons were negatively impacted by approximately 0.7% as a result of exiting the Sofco business in the third quarter of 2005. Cost inflation was in the 1-2% range for the third quarter of 2006.
     o Net sales at U.S. Foodservice - Broadline increased 4.3% to $3.9 billion. The Sofco exit in the third quarter of 2005 negatively impacted Broadline sales by approximately 0.8%.
     o    Net sales at North Star Foodservice increased 9.6% to $684 million.

UNCONSOLIDATED JOINT VENTURES AND ASSOCIATES
     o Net sales of unconsolidated joint ventures and associates increased 6.4%. At constant exchange rates, net sales increased 6.0%.

ALBERT ALBERT HEIJN ALBERT.NL C1000 ETOS FEIRA NOVA GALL & GALL
GIANT FOOD GIANT FOOD STORES HYPERNOVA ICA PEAPOD PINGO DOCE
STOP & SHOP TOPS US FOODSERVICE / WE MAKE IT EASY TO CHOOSE THE BEST

2006030                                                            www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                November 2, 2006

                                                   Trading Statement - continued

NET SALES PER SEGMENT

                                                             %         Q3 YTD     Q3 YTD        %
                                     Q3 2006   Q3 2005    Change        2006       2005      Change
----------------------------------   -------   -------   --------     --------   --------   --------
(in millions)
ALL SEGMENTS (in euros)
Stop & Shop / Giant-Landover Arena     2,932     2,994       (2.1%)     10,114      9,932        1.8%
Giant-Carlisle / Tops Arena            1,072     1,113       (3.7%)      3,709      3,795       (2.3%)
Albert Heijn Arena                     1,607     1,457       10.3%       5,363      4,987        7.5%
Central Europe Arena(1)                  423       434       (2.5%)      1,404      1,252       12.1%
Schuitema                                716       708        1.1%       2,434      2,385        2.1%
Total retail                           6,750     6,706        0.7%      23,024     22,351        3.0%
----------------------------------   -------   -------   --------     --------   --------   --------
U.S. Foodservice - Broadline           3,033     3,033        0.0%      10,033      9,608        4.4%
North Star Foodservice                   537       510        5.3%       1,825      1,705        7.0%
U.S. Foodservice(2)                    3,570     3,543        0.8%      11,858     11,313        4.8%
----------------------------------   -------   -------   --------     --------   --------   --------
Ahold Group                           10,320    10,249        0.7%      34,882     33,664        3.6%
----------------------------------   -------   -------   --------     --------   --------   --------
Unconsolidated JVs and associates      2,343     2,203        6.4%       6,686      6,449        3.7%
Average U.S. dollar exchange rate
 (EUR per USD)                        0.7849    0.8181       (4.1%)     0.8030     0.7940        1.1%
----------------------------------   -------   -------   --------     --------   --------   --------

U.S. SEGMENTS (in U.S. dollars)
Stop & Shop / Giant-Landover Arena     3,736     3,658        2.1%      12,598     12,511        0.7%
Giant-Carlisle / Tops Arena            1,365     1,361        0.3%       4,619      4,782       (3.4%)
----------------------------------   -------   -------   --------     --------   --------   --------
U.S. Foodservice - Broadline           3,865     3,707        4.3%      12,500     12,094        3.4%
North Star Foodservice                   684       624        9.6%       2,274      2,148        5.9%
U.S. Foodservice(2)                    4,549     4,331        5.0%      14,774     14,242        3.7%
----------------------------------   -------   -------   --------     --------   --------   --------

1. Effective 2006, the Central Europe Arena changed its reporting calendar from a calendar year to 13 periods of four weeks. Consequently, Q3 YTD 2006 contained 40 weeks whereas Q3 YTD 2005 contained 39 weeks (Q3 2006 and Q3 2005 contained 12 and 13 weeks, respectively).
2. In the third quarter of 2006, U.S. Foodservice transferred one of its Broadline divisions to North Star Foodservice. Net sales of this division for the first three quarters of 2006 amounted to $358 million (first three quarters of 2005: $352 million). Prior period segment information presented for comparative purposes has been adjusted accordingly.

Ahold Press Office: +31 (0)20 509 5343

                                        2                          www.ahold.com

[GRAPHIC OMITTED] Ahold                                       Third Quarter 2006
                                                                November 2, 2006

                                                   Trading Statement - continued

NOTES

The net sales figures presented in this trading statement are preliminary and unaudited.

DEFINITIONS

     o Identical sales: net sales from exactly the same stores in local currency for the comparable period.
     o Comparable sales: identical sales plus net sales from replacement stores in local currency.
     o Constant exchange rates: excludes the impact of using different currency exchange rates to translate the financial information of certain of Ahold's subsidiaries to euros. For comparison purposes, the financial information of the previous year is adjusted using the average currency exchange rates for the third quarter of 2006 in order to understand this currency impact.

NON-GAAP FINANCIAL MEASURES

This trading statement includes the following non-GAAP financial measures:
     o    Net sales, at constant exchange rates.
     o Identical sales, excluding gasoline net sales. Because gasoline prices have experienced greater volatility than food prices, Ahold's management believes that by excluding gasoline net sales, this measure provides a better insight into the effect of gasoline net sales on Ahold's identical sales.

In certain instances, net sales are presented at constant exchange rates or are presented in local currencies. Ahold's management believes these measures provide a better insight into the operating performance of foreign subsidiaries.

FORWARD-LOOKING STATEMENTS NOTICE
Certain statements in this press release are "forward-looking statements" within the meaning of the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements as to challenges in the United States and expectations regarding the margin pressure. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, increases or changes in competition in the markets in which Ahold's subsidiaries and joint ventures operate, the actions of Ahold's competitors, joint venture partners, vendors, unions, contractors and other third parties, the actions of Ahold's customers, including their acceptance of Ahold's plans and strategies, Ahold's ability to implement and complete successfully its plans and strategies and to meet its targets, including its ability to reduce costs or realize cost savings, the benefits from and resources generated by Ahold's plans and strategies being less than or different from those anticipated, the costs or other results of pending or future investigations or legal proceedings, actions of courts, law enforcement agencies, government agencies and third parties, as well as Ahold's ability to defend itself in connection with such investigations or proceedings, Ahold's ability to complete planned divestments on terms that are acceptable to Ahold, changes in Ahold's liquidity needs, the actions of Ahold's shareholders, unanticipated disruptions to Ahold's operations, including disruptions due to labor strikes, work stoppages, or other similar interruptions, increases in the cost of healthcare, pensions or insurance, increases in energy costs and transportation costs, any slowdown in independent restaurant growth, rapid fluctuations in costs for resale products where such fluctuations cannot be passed along to Ahold's customers on a timely basis, Ahold's ability to recruit and retain key personnel and other factors discussed in Ahold's public filings. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities law. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

                                        3                          www.ahold.com